CONSENT OF LEONARD R. KILPATRICK

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Lake Resources Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. The technical report dated May 31, 2006, entitled "El Cubo Gold Silver Mine, Guanajuato, Mexico" (the "El Cubo Report");

2. The annual information form of the Company dated March 29, 2007, which includes reference to my name in connection with information relating to the El Cubo Report, and the properties described therein.

March 29, 2007

Leonard R. Kilpatrick